CAPLIGHT MARKETS LLC
(A WHOLLY OWNED SUBSIDIARY OF CAPLIGHT TECHNOLOGIES, INC)
SEC ID No. 8-52440

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52440

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CAPLIGHT MARKETS LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__531 HOWARD STREET, 4TH FLOOR__
(No. and Street)

__San Francisco__	__CA__	__94105__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Chung__	__(212) 751-4422__	__mchung@dfppartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Ferrara CPA__
(Name – if individual, state last, first, and middle name)

__100 Horizon Center Blvd__	__Hamilton__	__NJ__	__08691__
(Address)	(City)	(State)	(Zip Code)

__12/17/2024__	__7259__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Javier Avalos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAPLIGHT MARKETS LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Javier Avalos FB1C5441D7AF45D...

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPLIGHT MARKETS LLC

TABLE OF CONTENTS

--

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of Caplight Markets, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Caplight Markets, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caplight Markets, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Caplight Markets, LLC's management. My responsibility is to express an opinion on Caplight Markets, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Caplight Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Caplight Markets, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 25, 2026

<p style="text-align:center">CAPLIGHT MARKETS LLC</p>

<p style="text-align:center">STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025</p>

ASSETS

Cash	$	1,485,379
Accounts receivables		736,865
Prepaid expenses		8,217
Total Assets		**2,230,461**

LIABILITIES AND MEMBER EQUITY

LIABILITIES

Accounts payable and accrued expenses	92,021
Due to parent	23,169
Total Liabilities	**115,190**

See Commitments and Contingencies (Note 6)

MEMBER EQUITY		**2,115,271**
Total Liabilities and Member equity	$	**2,230,461**

<p style="text-align:center">The accompanying notes are an integral part of the Statement of Financial Condition.</p>

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

Caplight Markets LLC (formerly, Prospero Capital, LLC) (the "Company") was organized in the State of Connecticut on January 11, 2000. On July 18, 2022, the Company was granted continuing membership with FINRA and was purchased by Caplight Technologies, Inc (the "Parent"). The Company is a registered Broker Dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"). The Company provides private placement services for its clients. On December 13, 2023, the Company received approval from FINRA to operate an alternative trading system ("ATS") and to conduct a referral business.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from this.

Cash and Statement of Cash Flows

The Company maintains its cash balances in one bank, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2025.

Accounts Receivables

Accounts receivables are carried at the amounts billed or to be billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company had accounts receivables balance of $736,865 at December 31, 2025 presented as accounts receivables on the Statement of Financial Condition.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for credit losses

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivables as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including accounts receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") when the following criteria are met:

(a) a contract with a customer has been identified, (b) the performance obligations in the contract have been identified, (c) the transaction price has been determined, (d) the transaction price has been allocated to each performance obligations in the contract, and (e) the Company has satisfied the applicable performance obligation.

The Company's revenues are derived from the following activities:

Private Placement commissions:

Placement commissions are attributable to capital raising on both corporations and financial sponsors. Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed under the terms of each assignment or engagement, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments. If, in the Company's judgment, collection of an accounts receivables is not probable, the Company will not recognize revenue until the uncertainty is removed.

NOTE 3   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, an affiliate, the Parent allocates expenses to the Company based on expenses incurred by the Parent on behalf of the Company related to its daily operations. As of December 31, 2025, the Company owes the Parent $23,169 related to this Agreement as presented on the Consolidated Statement of Financial Condition at December 31, 2025.

NOTE 4   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-l which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2025, the Company's net capital was $1,457,690, which was $1,450,011 in excess of its minimum requirement.

NOTE 5   INCOME TAXES

The Company adopted Accounting Standards Update (ASU) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. There was no impact to the Company's financial statement as the Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the Member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

Effective for year ended December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments enhance the transparency of income tax disclosures. As the Company is a disregarded entity for income tax purposes and is not subject to federal or state income taxes, the adoption of this standard did not have a material impact on the Company's financial statement or related disclosures.

NOTE 6   COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

NOTE 7 SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 8 SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through the date of this report and determined that there are no other subsequent events requiring adjustments to or disclosure in the financial statement.